The Trust held a special shareholder meeting on December 18, 2014 for the election of Trustees to the Board. Shareholders of the Trust voted as indicated below:


		 			Affirmative		 Withholding Authority
Election of Deborah A. Decotis		169,787,171		3,064,959
Re-election of Bradford K. Gallagher	169,677,709		3,174,421
Re-election of James A. Jacobson	169,735,425		3,116,705
Re-election of Hans W. Kertess		169,675,709		3,176,421
Re-election of William B. Ogden, IV	169,655,209		3,196,921
Re-election of Alan Rappaport		169,446,660		3,405,470
Election of F. Ford Drummond		169,904,261		2,947,869
Election of Susan M. King*		169,523,449		3,328,681
Election of James S. MacLeod		169,879,451		2,972,679
Election of Davey S. Scoon		169,833,621		3,018,509
Election of Julian Sluyters*		169,609,020		3,243,110
* Interested Trustee